J.P. MORGAN EXCHANGE-TRADED FUND TRUST

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

June 13, 2016

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: J.P. Morgan Exchange-Traded Fund Trust (the “Trust”);

File Nos. 333-191837; 811-22903

Post-Effective Amendment No. 44

Dear Ms. White:

This letter is in response to the comments you provided with respect to Post-Effective Amendment No. 44 which was filed on behalf of the JPMorgan Diversified Alternative ETF, now the JPMorgan Diversified Alternatives ETF (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933, which will become automatically effective on or about June 14, 2016 (the “Amendment”). Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s registration statement

PROSPECTUS COMMENTS

1.	Comment: Please update the series and class information on EDGAR with the Fund’s ticker.

Response: The update will be made prior to the launch of the Fund.

2.	Comment: Supplementally please provide information about the expected effectiveness of the Trust’s active ETF exemptive order.

Response: The Trust’s active ETF exemptive order was noticed on January 14, 2016 (IC-31956) and was granted on February 9, 2016 (IC-31990).

Fee table

3.	Comment: Please confirm supplementally whether the waiver described in footnote 4 to the fee table will be in place at least one year. If it is not, then move the information in the footnote to the statutory prospectus.

Response: As stated in the prospectus, the waiver described in footnote 4 to the fee table will be in place “so long as the Fund invests in the subsidiary” unless terminated by the Fund’s board. Therefore, we believe it is appropriate to include the footnote in the Fund’s summary.

4.	Comment: If applicable, please disclose whether any recoupment is permitted under the Fund’s fee waiver agreement.

Response: The Fund confirms that under the terms of the fee waiver agreement the service provider does not have the ability to recoup waivers and/or reimbursements made pursuant to and in accordance with such agreement.

What are the Fund’s main investment strategies?

5.	Comment: Please clarify how the return factors, strategies and the asset classes described in this section interact.

Response: The disclosure will be modified to reflect that return factors are identified for each of the strategies described and that these return factors reflect different asset classes, including equity based return factors, fixed income based return factors, currency based return factors and commodity based return factors.

6.	Comment: Please revise the disclosure in “What are the Fund’s main investment strategies?” to explain the following concepts in more “plain English”: return sources, behavioral bias and return factors.

Response: The disclosure will be modified to further clarify the concept of “return factors,” including the addition of another example. With respect to “return sources,” we have clarified the disclosure to say “sources of return,” which we believe clarifies within the context of the disclosure. With respect to “behavioral bias,” we have reviewed the disclosure again and respectfully believe that it does not need to be modified because the concept is described in more detail later in the momentum return factor example later in the strategy.

7.	Comment: Please explain whether you are referring to private or registered “hedge funds” in the first sentence of “What are the Fund’s main investment strategies?”

Response: The sentence refers generally to both private and registered “hedge funds,” but we respectfully decline to revise the disclosure. Since the Fund is not investing in hedge funds directly, we do not believe the addition to the disclosure would be relevant or useful to shareholders.

8.	Comment: Please move the broader descriptions of the Equity Long/Short, Event Driven and Global Macro strategies to the summary from “More About the Fund” later in the statutory prospectus.

Response: The proposed change will be made.

9.	Comment: Please explain how much of the Fund’s assets may be allocated to any strategy, how the allocations are determined and whether allocations could change significantly.

Response: We have reviewed the disclosure and we believe that the disclosure appropriately explains that there are no limits on the amounts that may be allocated to any strategy and that “exposure to individual return factors may vary based on the market opportunity of the individual return factors.” We also explain that allocations can vary. In addition, in “What are the Fund’s main investment strategies?” we will add disclosure explaining that the adviser seeks to approximately equal weight (based on risk terms rather than notional amounts) to its three primary strategies over the long term, although exposure to individual return factors will vary based on, among other things, the opportunity the adviser sees in each individual return factor.

10.	Comment: Please consider disclosing how the amount of assets in emerging markets is determined.

Response: We have reviewed the disclosure, and there are not specific limits on how the amount of the emerging markets’ investments are determined. These investments are based on overall investment process which seeks to access certain return factors. We will, however, revise the disclosure slightly to make it clearer that initially exposure to emerging markets will relate primarily to currency instruments.

11.	Comment: In the first full paragraph in the left column on page 2, please whether all of its investments will be direct investments. If the investments will be made indirectly through derivatives, please disclose that fact.

Response: The requested change will be made.

12.	Comment: Please explain what a “significant portion” is in the second sentence in the second full paragraph of the left column on page 2.

Response: Given the Fund’s investment process, which involves allocation across different investment strategies and exposure to various return factors, the Fund’s investment in derivatives may vary from time to time. Accordingly, there is no specified percentage that will be invested in derivatives at a given time. After review of the overall disclosure, we believe that the flexible nature of the investment process is accurately represented.

13.	Comment: Please briefly describe what a total return swap is and also briefly explain the concept of long and short investments.

Response: The requested disclosure will be added.

14.	Comment: Please confirm whether investment companies or high yield debt securities are principal strategies.

Response: We have reviewed the disclosure and determined that neither investment companies or high yield debt securities are principal strategies. Therefore, the third full paragraph in the left column on page 2 will be deleted from the summary section.

15.	Comment: Please review the last paragraph in “What are the Fund’s main investment strategies?” and either delete or move the disclosure because it is not appropriate in this section.

Response: The paragraph will be moved to the “Alternative Strategies and Return Factors Risks” section later in the summary.

The Fund’s Main Investment Risks

16.	Comment: Please confirm whether “Value Investing Risk” is a main investment risk. If so, please describe value investing in “What are the Fund’s main investment strategies?”

Response: We have confirmed that “Value Investing Risk” is a main investment risk because the concept of relative valuation is relevant in the “Equity Long/Short” strategies.

17.	Comment: Please review the first two sentences in the “High Yield Securities Risk” and consider replacing with clearer sentences in the “High Yield Securities Risk” on page 10 in response to the requirements of Item 9.

Response: Because the disclosure regarding high yield securities will be removed from the summary of the Fund’s prospectus, this section will also be removed.

18.	Comment: Please confirm whether “Sovereign Debt Risk” is a main investment risk. If not, please move the disclosure to “More About the Fund” in response to Item 9.

Response: We have confirmed that “Sovereign Debt Risk” is a main investment risk.

19.	Comment: In the “Currency Risk” section on page 4 of the summary, please remove or relocate the third to last sentence because it does not relate to a risk.

Response: We will remove that sentence from the “Currency Risk” section.

The Fund’s Past Performance

20.	Comment: Please consider adding the following sentence to this section:

Performance for the Fund, when available, will reflect the voluntary waiver of fees and/or the reimbursement of expenses, if any.

Response: We respectfully decline to add this sentence as we do not believe it is required by Form N-1A.

Management

21.	Comment: Please change the date in the table to 2016 and consider whether to add the month.

Response: We will change the date to 2016, but respectfully decline to add the month as it is not required by Item 5 of Form N-1A.

The Fund’s Management and Administration—The Fund’s Wholly-Owned Subsidiary

22.	Comment: The following comments relate to the Diversified Alternatives Fund CS Ltd. (the “Subsidiary”).

(a)	Please disclose that the Fund complies with the 1940 Act with respect to investment policies, capital structure and leverage on an aggregate basis with the Subsidiary.

(b)	Please disclose that each investment adviser to the Subsidiary complies with 1940 Act provisions relating to investment advisory agreements.

(c)	Please file the investment advisory agreement for the Subsidiary as an exhibit to the Fund’s Registration Statement.

(d)	Please disclose that the Subsidiary complies with the 1940 Act’s provisions relating to affiliated transactions and custody and identify the custodian of its assets.

(e)	Please disclose the Fund’s basis for determining that the income it receives from the Subsidiary is qualifying income under the Internal Revenue Code of 1986, as amended (the “Code”).

(f)	Please confirm that the Subsidiary and its Board will agree to designate an agent for service of process within the U.S.

(g)	Please confirm that the Subsidiary and its Board will agree to inspection of its books and records by the staff of the SEC.

(h)	The current prospectus disclosure on the Subsidiary refers to additional Statement of Additional Information (the “SAI”) disclosure. Please clarify where this SAI disclosure is included or remove the reference.

Response:

(a)	The Fund complies with the 1940 Act with respect to investment policies adopted under Section 8 of the 1940 Act and capital structure and leverage under Section 18 of the 1940 Act on an aggregate basis with the Subsidiary. The prospectus currently states the following in its principal strategies section: “The Subsidiary is otherwise subject to the same fundamental, non-fundamental and certain other investment restrictions as the Fund.”

In addition, in the “The Fund’s Wholly-Owned Subsidiary” section, we currently have the following disclosure:

The Subsidiary will be managed pursuant to compliance policies and procedures that are the same in all material respects as the policies and procedures adopted by the Fund. As a result, in managing the Subsidiary’s portfolio, JPMIM is subject to the same investment policies and restrictions that apply to the management of the Fund, and, in particular, to the requirements relating to portfolio leverage, liquidity, brokerage and the timing and method of the valuation of the Subsidiary’s portfolio investments and shares of the Subsidiary.

We will also add the following for further clarification:

The Fund and the Subsidiary will test for compliance with certain investment restrictions and limitations on a consolidated basis.

(b)	The Fund discloses that the Subsidiary has an investment advisory agreement separate from the Fund’s agreement. Since the Subsidiary is not an investment company, its investment advisory agreement is not required to satisfy the requirements of the 1940 Act. Nevertheless, the Subsidiary’s investment advisory agreement was approved by the Trust’s Board at the Fund’s organizational meeting and by the Fund as the Subsidiary’s sole shareholder. Unless otherwise terminated, the Subsidiary’s agreement will continue as long as the Fund’s investment advisory agreement is reviewed and approved by the Trust’s Board in compliance with Section 15(c) of the 1940 Act.

(c)	The investment advisory agreement for the Subsidiary will be filed as an exhibit to the Fund’s Registration Statement in the Amendment.

(d)	The Subsidiary, together with the Fund, will comply with the 1940 Act’s provisions relating to affiliated transactions and custody of its assets. The following disclosure will be added to the SAI in the Amendment:

JPM Chase Bank serves as Custodian for the Fund’s and the Cayman Subsidiary’s portfolio securities and cash, and in that capacity, maintains certain financial accounting books and records pursuant to agreements with the Fund and the Cayman Subsidiary.

(e)	While the Fund has not received its own private letter ruling with regard to a determination that the income the Fund receives from the Cayman Subsidiary is qualifying income under the Code, it instead relies on the reasoning used in private letter rulings issued to registrants on similar facts. The Fund expects that it will receive a legal opinion regarding the treatment of income derived from investments in the Subsidiary.

We respectfully submit that the disclosure in the prospectus is sufficient as drafted and, in particular, note the following disclosure under “Subsidiary and Tax Risk” in the “More About the Fund – Investment Risks” section:

The Fund has not received a private letter ruling from the Internal Revenue Service (the IRS) with respect to income derived from its investment in the Subsidiary. The Fund relies on the reasoning of private letter rulings from the IRS to other taxpayers with respect to its investment in the Subsidiary.

(f)	The Subsidiary and its Board will agree to designate an agent for service of process within the U.S.

(g)	The Subsidiary and its Board will agree to inspection of its books and records by the staff of the SEC.

(g)	The SAI references will be revised as requested.

SAI COMMENTS

23.	Comment: The disclosure states the Fund’s fundamental investment policy regarding industry concentration …“does not apply to securities issued by other investment companies.” Please note that the Fund should look through an investment in an affiliated investment company and should consider, to the extent feasible, an investment in an unaffiliated investment company for purposes of calculating a Fund’s industry concentration levels.

Response: The Fund believes that its current policy on concentration, as disclosed in its Statement of Additional Information, complies with applicable legal requirements, including applicable SEC Staff guidance. The policy sets meaningful, objective limits on the freedom of the Fund to concentrate its assets in any particular industry. The Fund is not aware of a requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policy. It is not clear, however, even if one wanted to assign industry classifications to investment companies based on their underlying holdings, one would accomplish that with any reasonable degree of confidence. The Fund, like any other shareholder of an investment company in which it invests, is not in a position to obtain current information about the portfolio holdings of that investment company. To the extent that the Fund determines its investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund would take steps to ensure that it has appropriate risk disclosure relating to that investment.

24.	Comment: Please confirm whether the Fund has adopted a non-fundamental policy that it “may not acquire the securities of registered open-end investment companies or registered unit investment companies in reliance on Section 12(d)(1)(F) or 12(d)(1)(G) of the 1940 Act” (the “Policy”).

Response: Because the Fund has determined that it will no longer invest its assets in securities of other investment companies in excess of the limits of Section 12(d)(1), it confirms that it has adopted the Policy.

In connection with your review of Post-Effective Amendment No. 44 filed by the Trust on December 14, 2015, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4020.

Sincerely,

/s/ Elizabeth A. Davin
Elizabeth A. Davin
Assistant Secretary